

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Scott Brinker
Chief Executive Officer
Healthpeak Properties, Inc.
4600 South Syracuse Street, Suite 500
Denver, CO 80237

> **Re: Healthpeak Properties, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 15, 2023**
> **File No. 333-276055**

Dear Scott Brinker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Darren J. Guttenberg